April 1, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AudioEye, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

We are writing this transmittal letter on behalf of AudioEye, Inc. (the “Company”) in connection with its filing today, via EDGAR, of its Form S-3 Registration Statement (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), with respect to the various securities described therein.

We note that the Company’s Annual Report on Form 10-K, filed on Monday, March 30, 2020, incorporates by reference certain sections from the Company’s definitive proxy statement, which has not been filed at this time. On behalf of our client, we confirm that the Company:

(i) acknowledges that the Registration Statement may not be declared effective until after it files the definitive proxy statement or an amended Form 10-K which includes all items required by Form 10-K and (ii) advises the Staff of the U.S. Securities and Exchange Commission that it will not request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the 1933 Act until that information has been filed.

Please contact the undersigned at (310) 576-2154 or by email at kfashton@bclplaw.com if you have any questions or comments.

Very truly yours,

/s/ Katherine F. Ashton

Katherine F. Ashton

cc:	Sachin Barot, Chief Financial Officer, AudioEye, Inc.

Lonny Sternberg, Chief Operating Officer, AudioEye, Inc.

Robert J. Endicott, Bryan Cave Leighton Paisner LLP